Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2013	2012
Fixed Charges:
Interest expense[1]	$775	$614
Interest capitalized	17	15
One-third of rents[2]	108	117
Total fixed charges	$900	$746
Earnings:
Income from continuing operations before income taxes	$6,200	$5,420
Fixed charges per above	900	746
Less: capitalized interest	(17)	(15)
	883	731
Amortization of interest capitalized	9	10
Total earnings	$7,092	$6,161
Ratio of earnings to fixed charges	7.88	8.26

[1]
Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $29 million and $31 million for the each of the nine months ended September 30, 2013 and 2012, respectively. The ratio of earnings to fixed charges would have been 8.14 and 8.62 for the nine months ended September 30, 2013 and 2012, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.